EXHIBIT 17.1

February 3, 2005

To Derick Sinclair CFO/chairman of the board Image Innovations Holdings Inc.

I am hereby giving notice that I am resigning as a director of the board of Image Innovations Holdings Inc. effective immediately

My decision to resign stems with my disagreement with the company on the following issues;

My concern with the corporate governance of the company and its business ethics as it relates to my termination as President and CEO of Image Innovations Holdings Inc. and the refusal of the Company to turn over the 700,000 share certificates of which I am the beneficial owner.

On October 19 2004 I was terminated without cause as President and CEO of the Company supposedly by a vote of 5 to 1 by the board of directors, subsequently to find out from Mr. Jim Armenakis who is a director and corporate counsel that the board had not voted on my dismissal and no resolution was passed to that effect. This action was initiated by Mr. Chris Smith and Mr. Cliff Wilkins principals of HE Capital major share holder and financier of the Company. No disclosures were made to the SEC and the public at large that I am no longer an officer of the Company; to this day this is still the case. This is a failure by the company to disclose a material event.

I am the beneficial owner of 700,000 shares of the Company. Numerous requests were made to deliver my share certificates by my attorney to the Company and Derick Sinclair who was the recipient of the share certificates from the transfer agent (Transfer Online) with no result.

Mr. Jim Armenakis has been representing the company to negotiate a settlement since mid October 2004; offers to buy my shares and restriction on trading were put forth with many failed attempts to reach a settlement. Leaving me no option but to seek legal action to have the Company deliver my share certificates and put in a in complaint to the SEC.

Mr. Armenakis alleges that the share certificates are with HE Capital an offshore brokerage firm in the Dominican Republic and that I have an agreement with HE Capital to have the shares remain off shore which is totally false. I would like an explanation as to why the share certificates were sent to HE Capital a shareholder residing in the Dominican Republic and why the company is failing to deliver them?


Alain Kardos